FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2010

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.
Date: July 9, 2010
	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Finalizes Details of Stock Options (Stock Acquisition Rights)

Tokyo, July 9, 2010—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board1 has finalized the details of the issuance of stock acquisition rights as stock options as outlined below.

1.	Stock Acquisition Rights to be Issued

1.1	Stock Acquisition Rights No. 37 (for employees of subsidiaries of the Company)[2]

1.2	Stock Acquisition Rights No. 38 (for employees of subsidiaries of the Company)[2]

2.	Reasons for Issuance of Stock Acquisition Rights as Stock Options

The Exercise Price of Stock Acquisition Rights No. 37 and No. 38 will be one (1) yen per share and will be granted to employees of subsidiaries of the Company.

Periods for the Exercise of Stock Acquisition Rights start from the end of April 2012 for Stock Acquisition Rights No. 37 and from the end of April 2013 for Stock Acquisition Rights No. 38. Accordingly, the following benefits are expected.

1.	Control cash outflow and retain talented personnel for longer terms by introducing deferred payment rather than paying compensation entirely in cash.

2.	Align the interests of directors, executive officers and employees with those of shareholders by reflecting changes in shareholder value in compensation packages.

3.	Create a common objective for Nomura Group in terms of improving performance and trust by sharing a common incentive plan for executive officers and employees working in different business divisions and regions.

3.	Number of Stock Acquisition Rights Grants and Grantees[3]

Stock Acquisition Rights to be granted to Employees

Stock Acquisition Rights	Employees of Subsidiaries of the Company
	Number of Grantees	Number of Stock Acquisition Rights	Shares of Common Stock Under Stock Acquisition Rights
Stock Acquisition Rights No. 37	724	350,627	35,062,700
Stock Acquisition Rights No. 38	354	113,393	11,339,300

[1]

The Executive Management Board consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.

[2]	Stock Acquisition Rights No. 37 and No. 38 will be issued as stock options in accordance with Articles 236, 238 and 240 of the Companies Act of Japan.
[3]

Certain subsidiaries of the Company had decided to defer a portion of employee compensation for the previous accounting period and to pay the amount in cash linked to the Company’s future stock price. Stock Acquisition Rights will be granted to these employees and their future cash payments will be cancelled.

The above figures for the number of stock acquisition rights are the projected numbers to be granted. Should the number decrease due to grantees not applying or other reasons, the revised number of Stock Acquisition Rights will be issued.

4.	Summary of Stock Acquisition Rights

		No. 37	No. 38
1.	Grantees	Total of 724 employees of subsidiaries of the Company	Total of 354 employees of subsidiaries of the Company

2.	Total Number of Stock Acquisition Rights	350,627	113,393

3.	Value of Assets to be Rendered upon the Exercise of Stock Acquisition Rights, or the Method for Calculating Such Value	One (1) yen

4.	Type and Number of Shares Under a Stock Acquisition Right	The number of shares under a Stock Acquisition Right shall be 100 shares of common stock of the Company. Should events separately prescribed by the Company occur, the number of stocks granted under a Stock Acquisition Right will be adjusted according to a method separately prescribed by the Company.

5.	Paid-in Amount for Stock Acquisition Rights, or the Method for Calculating Such Value	No payment shall be required for Stock Acquisition Rights.

6.	Period for the Exercise of Stock Acquisition Rights	April 30, 2012, to April 29, 2017	April 30, 2013, to April 29, 2018

7.	Conditions for the Exercise of Stock Acquisition Rights

1.       No Stock Acquisition Right may be exercised partially.

2.       The Optionee must maintain a position as an executive or employee of the Company or a subsidiary of the Company during the period between the granting of the Stock Acquisition Right and the commencement of the Exercise Period. Except for the event of certain circumstances prescribed separately such as mandatory retirement, Stock Acquisition Rights are extinguished if the Optionee loses a position as an executive or employee of the Company or a subsidiary of the Company.

3.       There must be no grounds for dismissal of the Optionee by suggestion or disciplinary procedures at the time of Exercise in accordance with the Employment Regulations of the Company or the Company’s subsidiaries.

4.       Notwithstanding the provision of section 6 of the Summary, if the Optionee satisfies the conditions prescribed separately such as the Optionee’s death, the Optionee or the Optionee’s successor may exercise the Stock Acquisition Rights upon the occurrence of the event.

		No. 37	No. 38
8.	Matters with regard to Capital Stock and Capital Reserve to be Increased in the Event of the Issuance of Shares upon the Exercise of the Stock Acquisition Right

1.       Capital Stock to be Increased

Half of the amount of the maximum limit on an increase of capital stock, etc. calculated in accordance with Article 17, Paragraph 1 of the Corporate Calculation Regulations, and any fraction of less than one yen resulting from the calculation shall be rounded up to the nearest yen.

2.       Capital Reserve to be Increased

Amount of the maximum limit of increase of capital stock, etc. less the amount of capital stock to be increased.

9.	Events for the Acquisition of Stock Acquisition Rights by the Company	In the event that all shares of the Company’s common stock are transferred to a party other than the Company or the meeting of the Company’s shareholders approves a merger agreement or a share exchange agreement where the Company is a party, the Company may acquire the Stock Acquisition Rights on a day separately determined by the Board of Directors of the Company or an executive officer designated by resolution of the Board of Directors.

10.	Restriction of Acquisition of Stock Acquisition Rights by Assignment	Any assignment of Stock Acquisition Rights shall be subject to approval by resolution adopted by the Board of Directors of the Company.

11.	Treatment of Stock Acquisition Rights under Organizational Restructuring	The same shall apply as described in 9.

12.	Grant Date of Stock Acquisition Rights	July 28, 2010

13.	Stock Acquisition Rights Certificate	The Company shall not issue any Stock Acquisition Rights certificate.

Ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591

Keiko Sugai	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, wholesale (global markets, investment banking, and other wholesale), and asset management. For further information about Nomura, please visit www.nomura.com.